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                               CBRE Holding, Inc.
                        909 Montgomery Street, Suite 400
                             San Francisco, CA 94133


                                                                January 10, 2002


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Grace Lee

         Re:   CBRE Holding, Inc.
               Registration Statement on Form S-1 (File No. 333-59440) - Application for Withdrawal

Dear Ms. Lee:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, CBRE Holding, Inc. (the "Company") hereby requests that the Commission take appropriate action to withdraw (i) 2,280,591 shares of Class A Common Stock of the Company (the "Class A Common Stock") and (ii) 312,340 options to acquire shares of Class A Common Stock, which were registered under the Company's Registration Statement on Form S-1 (File No. 333-59440), together with all exhibits and amendments thereto (the "Registration Statement"), which was originally filed with the Commission on April 24, 2001. The Company has completed the sale of the shares of its Class A Common Stock and wishes to withdraw the shares that were not sold pursuant to its offering under the Registration Statement.

     In addition to filing this request under the EDGAR system, this letter will also be faxed to your attention. We request that we be notified of the effectiveness of the withdrawal of the Registration Statement by a telephone call to Richard Capelouto, Esq. at (650) 251-5060 and that such withdrawal also be confirmed in writing to the undersigned at 909 Montgomery Street, Suite 400, San Francisco, CA 94133, with a copy to Richard Capelouto at Simpson Thacher & Bartlett, 3330 Hillview Avenue, Palo Alto, CA 94304. If you have any questions with respect to this matter, please contact either Richard Capelouto of Simpson Thacher & Bartlett at the number above or Deanna Chechile of the same firm at
(650) 251-5225.



                                                 Sincerely,

                                                 CBRE HOLDING, INC.


                                                   /s/ James H. Leonetti
                                                 -------------------------------
                                                 James H. Leonetti
                                                 Chief Financial Officer